Exhibit 99.2

REGENTIS BIOMATERIALS LTD.

INTERIM CONDENSED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2026

(UNAUDITED)

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - -

REGENTIS BIOMATERIALS LTD.

INTERIM CONDENSED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		As of June 30,	As of December 31,
	Note	2026	2025
		Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents		$8,952	$7,378
Other current assets		334	240

Total current assets		9,286	7,618
Long-term assets:
Operating lease right of use assets		32	-
Property and equipment, net		32	-

Total long term assets		64	-

Total assets		$9,350	$7,618

Liabilities and shareholders’ equity

Current liabilities:
Trade accounts payable		$195	$266
Other accounts payable	3	1,445	1,411
Current maturity of operating lease liability		11	-
Short-term loans	4	-	1,197

Total current liabilities		1,651	2,874

Long - term operating lease liability		18	-

Total liabilities		1,669	2,874

Commitments and contingencies	6

Shareholders’ equity:
Ordinary shares, no par value; Authorized: 22,500,000 shares as of June 30, 2026 and December 31, 2025; Issued and outstanding: 7,023,921 and 5,179,378 shares as of June 30, 2026, and December 31, 2025, respectively		-	-
Additional paid-in capital		66,075	60,538
Accumulated deficit		(58,394)	(55,794)

Total shareholders’ equity		7,681	4,744

Total liabilities and shareholders’ equity		$9,350	$7,618

The accompanying notes are an integral part of the unaudited condensed financial statements.

REGENTIS BIOMATERIALS LTD.

INTERIM CONDENSED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

		Six months ended June 30,
	Note	2026	2025
		Unaudited
Operating expenses:
Research and development expenses:		$(1,203)	$(180)
General and administrative expenses		(1,196)	(259)

Operating loss		(2,399)	(439)

Financial income (expenses), net:
Change in fair value of convertible notes		-	(2,740)
Change in fair value of warrant liability		-	160
Other financing expenses, net		(201)	(209)

Net loss		$(2,600)	$(3,228)

Basic and diluted net loss per share	2d	$(0.44)	$(1.17)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	2d	5,954,122	2,765,850

The accompanying notes are an integral part of the unaudited condensed financial statements.

REGENTIS BIOMATERIALS LTD.

INTERIM CONDENSED STATEMENTS OF TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	capital	deficit	equity

Balance as of December 31, 2025 (Audited)	5,179,378	$-	$60,538	$(55,794)	$4,744

Issuance of ordinary shares and warrants, net of issuance costs,	1,844,543	-	5,075	-	5,075

Share based payment	-	-	462	-	462

Net loss	-	-	-	(2,600)	(2,600)

Balance as of June 30, 2026 (Unaudited)	7,023,921	$-	$66,075	$(58,394)	$7,681

	Convertible preferred shares		Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	capital	deficit	deficit

Balance as of December 31, 2024 (Audited)	2,603,652	$35,098	162,198	$-	$1,042	$(42,146)	$(41,104)

Net loss	-	-	-	-	-	(3,228)	(3,228)

Balance as of June 30, 2025 (Unaudited)	2,603,652	$35,098	162,198	$-	$1,042	$(45,374)	$(44,332)

The accompanying notes are an integral part of the unaudited condensed financial statements.

REGENTIS BIOMATERIALS LTD.

INTERIM CONDENSED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2026	2025
	Unaudited
Cash flows from operating activities

Net loss	$(2,600)	$(3,228)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	5	-
Revaluation of convertible notes	-	2,740
Share based payment	462	-
Revaluation of warrant liability	-	(160)
Accrued interest and amortization of short-term loans’ premium risk	-	179
Change in:
Other current assets	(94)	10
Trade accounts payables	(71)	(33)
Decrease in operating lease liability	(3)	-
Other accounts payable	(506)	152

Net cash used in operating activities	(2,807)	(340)

Cash flows from investing activities
Increase in Operating lease right of use assets	(4)	-
Purchase of property and equipment	(33)	-
Net cash used in investing activities	(37)	-

Cash flows from financing activities
Issuance of ordinary shares, net of issuance costs	5,615	-
Receipt (repayment) of a short-term loan	(1,197)	300

Net cash provided by financing activities	4,418	300

Net change in cash and cash equivalents	1,574	(40)
Cash and cash equivalents at the beginning of the period	7,378	229

Cash and cash equivalents at the end of the period	$8,952	$189

Supplemental disclosure of non-cash investing and financing activities:

Issuance costs accrued and charged to additional paid in capital	$540	$-
Lease liabilities arising from obtaining right-of-use-assets	$32	$-
Accrued expenses recorded against prepaid expenses	$-	$43

The accompanying notes are an integral part of the unaudited condensed financial statements.

REGENTIS BIOMATERIALS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL

a.	Regentis Biomaterials Ltd. (the “Company”) commenced operations in September 2004. The Company develops innovative tissue repair solutions that seek to restore health and enhance the quality of life of patients. The Company’s current efforts are focused on orthopedic treatments using our Gelrin platform based on degradable hydrogel implants to regenerate damaged or diseased tissue. Gelrin is a unique hydrogel matrix of polyethylene glycol diacrylate and denatured fibrinogen. The Company’s lead product candidate is GelrinC, a cell-free, off-the-shelf hydrogel that is cured into an implant in the knee for the treatment of painful injuries to articular knee cartilage.

b.	Initial Public Offering

On December 5, 2025, the Company closed its initial public offering (the “IPO”) of 1,250,000 ordinary shares at a price of $8.00 per share for gross proceeds of approximately $10,000 (net proceeds of approximately $8,048 after deducting underwriting discounts and commissions and other offering expenses). The Company’s ordinary shares are listed on the NYSE and commenced trading under the symbol “RGNT” on December 4, 2025.

c.	Going concern and management plans

The accompanying condensed unaudited financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, and raising capital. The Company is still in its development and clinical stage and has not yet generated revenues. The extent of the Company’s future operating losses and the timing of becoming profitable are uncertain. The Company has incurred loss of $2,600 for the six months period ended June 30, 2026. As of June 30, 2026, the Company’s accumulated deficit was $58,394. The Company has funded its operations to date primarily through equity financing, loans and the issuance of convertible notes. Management expects that the Company will continue to generate losses from the development, clinical trials, regulatory activities of its product and from the general administration of its business, which will result in negative cash flow from operating activity.

REGENTIS BIOMATERIALS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL (Cont.)

While the Company has been successful in raising financing in the past, it is not probable that the Company will be able to successfully obtain additional financing on a timely basis on terms acceptable to the Company or will provide the Company with sufficient funds to meet its objective.

Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plans include, but are not limited to additional fund raising in the United States.

If such sufficient financing is not received timely, the Company would then need to pursue a plan to license or sell its assets, seek to be acquired by another entity, cease operations and/or seek bankruptcy protection. The Company’s financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.

d.	Impact of the “Iron Swords” War on Israel

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and other terrorist organizations in parallel to their continued rocket and terror attacks. In addition, Hezbollah have attacked military and civilian targets in Northern Israel, to which Israel has responded, including through increased air and ground operations in Lebanon. Since the war broke out, the Company’s operations have not been adversely affected by this situation, and we have not experienced disruptions to our development. On June 13, 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a pre-emptive strike directly targeting military and nuclear infrastructure inside Iran aimed to disrupt Iran’s capacity to coordinate or launch further hostilities against Israel, as well as disrupt its nuclear program. On June 25, 2025, a ceasefire between Israel and Iran took effect. Nonetheless, hostilities between Israel and Iran may resume and further escalate, with both sides launching attacks against one another. On February 28, 2026, Israel and the United States launched a second, larger-scale offensive against Iran. Iran has retaliated with sustained attacks across the Middle East and was joined by renewed Hezbollah attacks on Israel. The conflict is ongoing with no ceasefire in place and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim condensed financial statements:

These unaudited condensed financial statements have been prepared as of June 30, 2026 and for the six months period then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted. These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2025 that are included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on February 24, 2026 (the “Annual Report on Form 20-F”). The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2026.

REGENTIS BIOMATERIALS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Use of estimates in preparation of financial statements:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

c.	Significant Accounting Policies:

The significant accounting policies followed in the preparation of these unaudited interim condensed financial statements are applied consistently with the significant accounting policies applied in the Company’s latest annual financial statements as of and for the period ended December 31, 2025.

Recently adopted accounting standards

Lease:

In accordance with ASU No. 2016-02, “Leases (Topic 842)”, the Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset. The Company elected to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of twelve months or less. The Company also elected the practical expedient to not separate lease and non-lease components for its leases.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make minimum lease payments arising from the lease.

ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of minimum lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore the Company uses its Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

REGENTIS BIOMATERIALS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Property, plant and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

	%	Mainly %

Laboratory equipment	10	10

Computers, office furniture and equipment	6 - 33	33

Impairment of long-lived assets:

Property and equipment and ROU assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets (assets group) to be held and used is measured by a comparison of the carrying amount of an asset (assets group) to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of June 30, 2026, no impairment indicators have been identified.

Warrants to purchase ordinary shares:

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance. The assessment considers whether the warrants are freestanding financial instruments, meet the definition of a liability under ASC 480, are indexed to the Company’s own stock and whether the warrants are eligible for equity classification under ASC 815-40. This assessment is conducted at the time of warrant issuance and as of each subsequent reporting period end date while the warrants are outstanding.

Warrants that meet all the criteria for equity classification, are required to be recorded as a component of additional paid-in capital. Warrants that do not meet all the criteria for equity classification, are required to be recorded as liabilities at their initial fair value on the date of issuance and remeasured to fair value through earnings at each balance sheet date thereafter.

d.	Basic and diluted loss per share:

The Company’s convertible preferred shares are participating securities. As the Company has participating securities, the Company compute earnings per share using the two-class method. Under the two-class method, net income (loss) is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s participating securities do not contractually require the holders of such shares to participate in the Company’s losses.

REGENTIS BIOMATERIALS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As such, net loss for the period presented were not allocated to the Company’s participating securities.

For purposes of the diluted net income (loss) per share calculation, options and warrants are considered to be ordinary share equivalents. In the calculation of the basic and diluted net loss, the Company included options that would be exercised for no or little consideration and are exercisable with no contingencies.

Net loss and weighted average number of ordinary shares used in computing basic and diluted net loss per share is as follows:

	Six months ended June 30,
	2026	2025

Numerator:
Net loss	$(2,600)	$(3,228)
Interest accrued on convertible preferred shares	-	(23)
Net loss available for allocation	(2,600)	(3,251)
Net loss attributed to Ordinary Shares	(2,600)	(191)
Net loss attributed to preferred shares	-	(3,060)

Denominator:
Number of Ordinary Shares	5,954,122	162,198
Number of convertible preferred shares	-	2,603,652
	5,954,122	2,765,850

Net loss per share of Ordinary Share, basic and diluted	$(0.44)	$(1.17)
Net loss per share of preferred share, basic and diluted	$-	$(1.17)

For the purposes of the diluted net loss per share attributable to ordinary shareholders’ calculation, stock options and warrants are considered to be Ordinary Shares equivalents. The number of Ordinary Shares equivalents presented below were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because the exercise prices were greater than the average market price of the Ordinary Shares as a result of applying the treasury stock method, and therefore including them would have been anti-dilutive.

REGENTIS BIOMATERIALS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Six months ended June 30,
	2026	2025

Options with an exercise price of $1.46	79,290	79,290
Options with an exercise price of $4.0	309,871	-
Warrants with an exercise price of $10.0	62,500	-
Warrants with an exercise price of $5.0	349,072	-
Warrants with an exercise price of $4.20	1,857,143	-
Warrants with an exercise price of $4.375	92,857	-

e.	Accounting pronouncements not yet adopted:

In November 2024, the Financial Accounting Standards Board (“FASB”) issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which expands disclosures about specific expense categories presented on the face of the income statement. In January 2025, the FASB issued ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40), which clarifies the effective date of ASU 2024-03. The ASU will be effective for us beginning with our annual reporting for fiscal year 2028 and interim periods thereafter. The Company is evaluating the impact of the adoption of this update on the Company’s condensed interim financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”). ASU 2025-11 clarifies the applicability of the interim reporting guidance, the types of interim reporting, and the form and content of interim financial statements in accordance with GAAP. The ASU is not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements but rather provide clarity and improve navigability of the existing interim reporting requirements. This guidance is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-11 on its financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-10 Accounting for Government Grants Received by Business Entities, to establish guidance on the recognition, measurement, presentation and disclosure requirements for government grants received by business entities, including guidance for grants related to an asset and grants related to income. ASU 2025-10 is effective for fiscal years beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of this amendment on its financial statements and related disclosures.

REGENTIS BIOMATERIALS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	OTHER ACCOUNT PAYABLE

	June 30, 2026	December 31, 2025

Accrued expenses	$1,003	$1,393
Accrued employee compensation	442	18

Total	$1,445	$1,411

NOTE 4:-	SHORT-TERM LOANS

The Company’s short-term loans consist of a series of unsecured loans obtained between 2023 and 2025 from shareholders, officers, directors and other investors, each bearing interest at 8% per annum and, other than the August 2023 loan, carrying an agreed risk premium payable at maturity. In August 2023, the Company borrowed $325, which was repaid in full in April 2024 following receipt of the Horizon 2020 grant. The loans outstanding as of December 31, 2025 comprised the January 2024 Loan (principal of $150 and an aggregate risk premium of $50), the October–November 2024 Bridge Loans (principal of $350 and a risk premium of 30% of the loan amount), the December 2024 Loan with the Company’s former Chief Executive Officer ($117 of accrued payroll salary converted into a loan, plus VAT, and a risk premium of 30% of the loan amount) and the April 2025 Loans (principal of $200 and a risk premium of 50% of the loan amount). Upon consummation of the IPO, the lenders were granted warrants to purchase an aggregate of 349,072 ordinary shares at an exercise price of $5.00 per share, and the maturity date of each outstanding loan was extended to December 31, 2025, with interest continuing to accrue through that date. Each risk premium was accounted for as additional interest payable at maturity and amortized over the term of the respective loan using the effective interest method. As of December 31, 2025, the aggregate loan balance, including accrued interest and unamortized risk premium, was $1,197, comprising approximately $221, $499, $162 and $315 with respect to the January 2024 Loan, the Bridge Loans, the December 2024 Loan and the April 2025 Loans, respectively, and the weighted-average contractual interest rate on short-term loans outstanding was 8%. During the six months ended June 30, 2026, the Company repaid all outstanding short-term loans, including accrued interest and accrued risk premium, in full, and no short-term loans were outstanding as of June 30, 2026.

The following table presents the movement in short-term loans:

Balance as of December 31, 2025	$1,197
Repayment of short-term loans	(1,197)

Balance as of June 30, 2026	$-

REGENTIS BIOMATERIALS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	SHAREHOLDERS’ EQUITY

Issuance of shares and warrants

On June 23, 2026, the Company closed private placement of ordinary shares together with warrants, at a purchase price of $3.50 per ordinary share and accompanying ordinary warrant, for aggregate gross proceeds of approximately $6.5 million, before deducting placement agent fees and estimated offering expenses payable by the Company.

The Company issued a combination of 1,857,143 ordinary shares (or pre-funded warrants in lieu thereof), and ordinary warrants to purchase 1,857,143 ordinary shares. Each pre-funded warrant entitles the holder to acquire one ordinary share at an exercise price of $0.0001 per share and is exercisable immediately until exercised in full, and each ordinary warrant is immediately exercisable and entitles the holder to acquire one ordinary share at an exercise price of $4.20 per share, for a period of five years following the closing of the private placement

On February 23, 2026, Company’s Board of Directors, approved the below:

1.	Grant of options to employees and consultants share options to purchase an aggregate of 309,871 ordinary shares at an exercise price of $4.0 per share. The options vests over a three year period . The share options have a 10 year term.

2.	Grant of options to a director and consultant share options to purchase an aggregate of 16,626 ordinary shares at an exercise price of NIS 0.01 per share (out of which, 8,313 options are subject to shareholders approval, which was received on July 9, 2026). The options fully vested on date of grant. The share options have a 10 year term.

3.	Grant of 93,750 warrants to directors and former lenders of the Company to purchase 93,750 ordinary shares at an exercise price of NIS 0.01 per share (out of which, 43,750 warrants are subject to shareholders approval, which was received on July 9, 2026). The warrants fully vested on date of grant. The warrants have a 3 year term.

On May 28, 2026, the Company granted directors share options to purchase an aggregate of 74,478 ordinary shares at an exercise price of $2.16 per share (the options are subject to shareholders approval, which was received on July 9, 2026). The options vests over a three year period. The share options have a 10 year term.

On June 4, 2026, the Company granted directors share options to purchase an aggregate of 49,652 ordinary shares at an exercise price of $2.16 per share (the options are subject to shareholders approval, which was received on July 9, 2026). The options vests over a three year period. The share options have a 10 year term.

REGENTIS BIOMATERIALS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	SHAREHOLDERS’ EQUITY (Cont.)

The fair value of the share options granted was estimated using the Black-Scholes option pricing model using the following range assumptions:

Description	2026

Risk-free interest rate	3.66% -3.68%
Expected volatility	82.15% -83.59%
Dividend yield	-
Expected term (in years)	10
Exercise price (in USD)	4.0

The fair value of the share options and warrants granted with an exercise price effectively zero, is in substance reflects grant of ordinary shares. As such, the fair value of such options and warrants equals to Company’s share price on the date of grant.

Expenses recognized in the condensed financial statements:

	Six months ended June 30,
	2026	2025

Research and development expenses	$173	$-
General and administrative expenses	124	-
Finance expense, net	185

Total	$482	$-

REGENTIS BIOMATERIALS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	COMMITMENTS AND CONTINGENCIES

1.	Between September 2004 and December 2015, the Company received funding from the Israeli Innovation Authority (“IIA”) for its participation in certain research and development activities, based on budgets approved by the IIA, subject to the fulfillment of specified milestones. The Company is committed to pay royalties to the IIA on proceeds from sale of products related to research and development activities of which the IIA participates by way of grants. According to the funding terms, royalties between 3% and 4.5% are payable on sales of developed products funded, up to 100% of the grant received by the Company, linked to U.S. dollar and bearing Term SOFR interest rate. In the case of failure of a funded research and development activity, the Company is not obligated to pay any such royalties to the IIA. As of June 30, 2026, total contingent obligation to IIA is approximately $2,610 (including interest at approximately the amount of $300).

2.	In February 2018, the Company entered into a services agreement with Baxter Healthcare Corporation (the “Baxter Services Agreement” and “Baxter”, respectively), pursuant to which the Company agreed to purchase certain services from Teva Medical (Marketing) Ltd. (“Teva”) in connection with GelrinC. In April 2022, we amended the Baxter Services Agreement to replace Teva as the supplier of Tisseel under the Supply Agreement for GelrinC with Baxter as Teva ceased to distribute Tisseel in Israel.

Under the Baxter Services Agreement, Baxter provides the Company with quality, regulatory and technical support, for up to a maximum aggregate of 40 man-hours per year for all such support. In consideration for receiving such support, the Company pays Baxter $60 per year until the Company received Food and Drug Administration (the “FDA”) approval to market GelrinC in the United States. Following FDA approval to market GelrinC in the United States, the Company will pay Baxter $200 per year during the term of this Services Agreement; however, the year the Company will receive an FDA approval to market GelrinC in the United States, the Company must pay the remining $140 balance for that year within 30 days after receiving such approval. The Company incurred expenses under the Services Agreement of $30 in each of the six months ended June 30, 2026 and 2025. As of June 30, 2026, the Company has not recorded a liability for the additional contingent milestone payments of $200.

3.	In July 2008, the Company entered into a Supply Agreement with Baxter and Teva which was amended and restated on January 6, 2009, pursuant to which the Company agreed to purchase Tisseel VHSD fibrin sealant Kit (the “Tisseel”), from Teva, with Teva being Baxter’s exclusive distribution agent in Israel for Tisseel, for manufacture of GelrinC. The Supply Agreement was amended and restated. The Supply Agreement provides for up to 1,000 kits of Tisseel of the 2 ml Tisseel kit, or 500 kits of Tisseel of the 4 ml Tisseel kit, or 200 kits of Tisseel the 10 ml Tisseel kits per year at a fixed purchase price of $0.136 per unit. The payments under the Supply Agreement are due 30 days from the date of invoice and the Company is subject to a service charge of 1% per month on all amounts past due.

REGENTIS BIOMATERIALS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	COMMITMENTS AND CONTINGENCIES (Cont.)

The Supply Agreement had an initial term of 3 years which ended on April 1, 2011; however, the Supply Agreement has an ever-green clause and is automatically renewable for consecutive 1 year terms unless either party gives notice of termination at least 3 months prior to the then current term. The Supply Agreement may be terminated without cause by Baxter upon 90 days’ prior written notice to the other parties. In addition, either party may terminate the Supply Agreement in the event of an uncured material breach or insolvency.

4.	In January 2026, the Company renewed its facility lease agreement until December 2026. The monthly rental obligations under non-cancellable leases are approximately $5.5 (including $3 for administrative expenses).

Future minimum lease payments under non-cancelable operating leases as of June 30, 2026 are as follows:

USD
2026	33
$33

The Company has elected to utilize the practical expedient in ASC 842 for short-term leases (less than 12 months) whereby a lease liability and right of use asset will not be recorded for short-term leases.

REGENTIS BIOMATERIALS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	COMMITMENTS AND CONTINGENCIES (Cont.)

5.	In 2019, a disagreement has arisen between the Company and CSL Behring GmbH, or CSL, whether certain unshipped minimum purchase commitments for fibrinogen from 2018 to 2020 are to be paid by the Company pursuant to a Framework Supply Agreement dated March 8, 2016, or Framework Supply Agreement, by and between the Company and CSL, whereby CSL agreed to supply the Company with fibrinogen. On January 14, 2020, the Company received a termination letter, or CSL Termination Letter. In the CSL Termination Letter, CSL demanded a total amount of $820, claiming it was owed the minimum purchase commitment amounts under the Framework Supply Agreement not paid by the Company in 2018 and 2019. In a subsequent correspondence, CSL additionally demanded interest and damages for lost profit, with an aggregate demand amount of $1,476. The Company has disputed CSL’s payment demand and contends that CSL’s demands are baseless under the Framework Supply Agreement, as the minimum purchase commitment under the Framework Supply Agreement is conditional upon first obtaining approval of the FDA and the European Medicines Evaluation Agency, or EMEA, and other quality and clinical milestones, none of which has occurred. Notwithstanding, CSL claimed to have obtained a valid German court order in its favor and to endeavor to seek for its enforcement in Israel. Company’s position is that CSL’s claim for the payment of the said unshipped minimum purchase commitments lacks any ground under the terms of the Framework Supply Agreement and, moreover, that the Company was never served with German judicial documents (e.g., statement of claim) of CSL with translations in Hebrew, English or Arabic, as required under the applicable German and international rules of proceeding. Consequently, based on advice of a German legal counsel, the Company are in the opinion that the legal proceeding initiated by CSL suffered a fundamental and material procedural error and that no enforceable German judgement could derive thereto. In 2024, the Company has initiated a proceeding in Germany to annul said German court’s purported ruling. A hearing to annul the judgement in Germany was scheduled for April 2025 and a hearing to discuss the enforcement in Israel was scheduled for June 2025. With respect to the hearing to annul the judgment, the judge requested that the parties submit their arguments in writing. The Company submitted its arguments to the German court by way of a brief on April 11, 2025. In May 2025, the German court issued a judgment dismissing the Company’s annulment claim. On July 4, 2025, the Company entered into an agreement with CSL pursuant to which the Company is required to make an immediate payment of $30 and an additional payment of $300, by the Company to CSL subsequent to the closing of Company’s initial public offering, as well as reimburse certain of CSL’s legal expenses and two future payments of $300 and $200 by the Company to CSL upon the achievement of certain global sales milestones. As of June 30, 2026, the Company has paid the $30 immediate payment and the $400 additional payment including $100 reimbursement of CSL’s legal fees. The Company has not recorded a liability for the additional contingent milestone payments of $300 and $200, as achievement of the related global sales milestones is not considered probable as of June 30, 2026.

The Company’s product has yet to be approved by FDA and is still in clinical trials and in any event, is not using CSL’s fibrinogen.

REGENTIS BIOMATERIALS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	COMMITMENTS AND CONTINGENCIES (Cont.)

From time to time, the Company has been and may be in the future subject to other legal proceedings, claims, investigations, and government inquiries (collectively, “Legal Proceedings”) in the ordinary course of business. There are no currently pending legal proceedings that the Company believes will have a material adverse impact on the business or financial statements.

NOTE 7:	SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s business is comprised of one reportable segment specializing in development of innovative tissue repair solutions, with current efforts focused on orthopedic treatment using the Gelrin platform.

The Company’s CODM is its Chief Executive Officer (“CEO”), who reviews financial information.

The CODM performs the assessment of the segment performance by using net income (loss) to monitor budget versus actual results. Segment assets that are reviewed by the CODM are reported within the Company’s balance sheet as total assets.

The table below summarizes the significant expense categories regularly reviewed by the CODM:

	Six months ended June 30,
	2026	2025

Salaries ,contractors and material for research and development	$(1,050)	$(172)
Corporate general and administrative cost	(1,005)	(187)
Other segments items*	(545)	(2,869)

Net loss	$(2,600)	$(3,228)

(*)	Other segments items include mainly share based payment expense, finance income (expenses) from revaluation of convertible notes and warrants liability and others expenses.

NOTE 8:-	SUBSEQUENT EVENTS

On July 9, 2026, Company’s shareholders meeting approved the grant of options and warrants to Directors of the Company, see also Note 5.